                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                           -------------------------

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        HOMEFREE VILLAGE RESORTS, INC.
                            HOMEFREE INVESTORS L.P.
                            -----------------------
                            (Names of the Issuers)

                        HOMEFREE VILLAGE RESORTS, INC.
                            HOMEFREE INVESTORS L.P.
                            -----------------------
                    (Names of the Persons Filing Statement)

                         COMMON STOCK, $.001 PAR VALUE
                    ASSIGNEE LIMITED PARTNERSHIP INTERESTS
                    --------------------------------------
                       (Titles of Classes of Securities)

                          437 393 101 (Common Stock)
             437 393 200 (Assignee Limited Partnership Interests)
             ----------------------------------------------------
                   (CUSIP Numbers of Classes of Securities)

           Craig M. Bollman, Jr., c/o Homefree Village Resorts, Inc.
1400 S. Colorado Boulevard, Suite 410, Denver, Colorado  80222; (303) 757-3002
------------------------------------------------------------------------------
 (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement

   This statement is filed in connection with (check appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3 under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.[X]

                           Calculation of Filing Fee

              Transaction Valuation          Amount of Filing Fee
              ---------------------          --------------------
                    $208,000*                         $42

*Calculated based on the maximum aggregate number of fractional shares of Common Stock to be repurchased in connection with the proposed Reverse Stock Split, at a valuation of $0.05 per fractional share, the price to be paid for such fractional shares as described in the attached filing.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:          Filing parties: Homefree Village Resorts, Inc.;
                        -------                  Homefree Investors L.P.

Form or registration no.:        Date filed:
                          -----              ----------------------

                               CROSS-REFERENCES

  The information required to be contained in this Schedule 13e-3 is incorporated herein by reference from the attached Information Statement. The following cross-references indicate where the information called for by each Item of this Schedule 13e-3 is contained in the enclosed Information Statement.


ITEM    SECTION TITLE(S) IN INFORMATION STATEMENT                  PAGE(S)
----    -----------------------------------------                  -------

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO
        THE TRANSACTION.

 (a)    Cover page of the Information Statement.                      1

 (b)    The Company--Organization.                                    11

 (c)    Fairness of the Reverse Stock Split--Factors Considered       26
        in Fairness Determination--Current and Historical
        Market Prices for the Common Stock.

 (d)    Fairness of the Reverse Stock Split--Factors Considered       26
        in Fairness Determination--Current and Historical
        Market Prices for the Common Stock.

 (e)    Not applicable.

 (f)    Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.

        Cover page of the Information Statement.                      1

(a)-(f) Not applicable.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS.

 (a)    Not applicable.

 (b)    Not applicable.

ITEM     SECTION TITLE(S) IN INFORMATION STATEMENT                  PAGE(S)
----     -----------------------------------------                  -------

ITEM 4.  TERMS OF THE TRANSACTION.                                    17

 (a)     The Reverse Stock Split; --Exchange of,
         Stock Certificates; Cash Payments in Lieu of Shares.         22-23

 (b)     Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(e)  Not applicable.

(f)-(g)  Reasons for the Reverse Stock Split--Going-Private           18, 20
         Transaction; Conduct of the Company's Business after the Reverse Stock Split--Termination of Reporting Company Status.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION.

 (a)     Financing of the Reverse Stock Split.                        23-24

 (b)     Financing of the Reverse Stock Split.                        23-24

 (c)     Not applicable.

 (d)     Not applicable.


ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

 (a)     Reasons for the Reverse Stock Split.                         18-19

 (b)     Reasons for the Reverse Stock Split--Form                    18-19
         of Transaction.

 (c)     Reasons for the Reverse Stock Split.                         18-19

 (d)     Reasons for the Reverse Stock Split; Conduct                 18-21;
         of the Company's Business after the Reverse                  22-23;
         Stock Split; Exchange of Stock Certificates; Cash            29-30
         Payments in Lieu of Shares; Certain Federal Income
         Tax Consequences.

ITEM      SECTION TITLE(S) IN INFORMATION STATEMENT                 PAGE(S)
----      -----------------------------------------                 -------
ITEM 8.   FAIRNESS OF THE TRANSACTION.

 (a)      Fairness of the Reverse Stock Split.                        24

 (b)      Fairness of the Reverse Stock Split.                        24-28

 (c)      Further Stockholder Approval Not Required.                  21

 (d)      Fairness of the Reverse Stock Split--Absence                28
          of Independent Third-Party Valuation or
          Arms'-Length Negotiation.

 (e)      Fairness of the Reverse Stock Split--Potential              28
          Conflicts of Interest.

 (f)      Not applicable.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

 (a)      Fairness of the Reverse Stock Split--Absence                28
          of Independent Third-Party Valuation or
          Arms'-Length Negotiation.

 (b)      Not applicable.

 (c)      Not applicable.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

 (a)      Security Ownership of Certain Beneficial Owners             31
          and Management.

 (b)      Not applicable.

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
          WITH RESPECT TO THE ISSUER'S SECURITIES.

          Not applicable.

ITEM      SECTION TITLE(S) IN INFORMATION STATEMENT                PAGE(S)
----      -----------------------------------------                -------

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF
          CERTAIN PERSONS WITH RESPECT TO THE
          TRANSACTION.

 (a)      Fairness of the Reverse Stock Split--Potential              28
          Conflicts of Interest.

 (b)      Fairness of the Reverse Stock Split.                        24

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

 (a)      Lack of Appraisal Rights.                                   21

 (b)      Not applicable.

 (c)      Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

 (a)      Incorporated by reference to the Issuer's Annual            (N/A)
          Report on Form 10-K for the year ended
          December 31, 1994, and its Quarterly Reports on Form 10-Q for the quarters ended
          March 31, June 30, and September 30, 1995.

 (b)      Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

 (a)      Financing of the Reverse Stock Split.                       23-24

 (b)      Not applicable.

ITEM 16.  ADDITIONAL INFORMATION.

          Not applicable.

ITEM      SECTION TITLE(S) IN INFORMATION STATEMENT                PAGE(S)
----      -----------------------------------------                -------

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

 (a)      Not applicable.

 (b)      Not applicable.

 (c)      Not applicable.

 (d)      Drafts of the Information Statement and Letter              (N/A)
          of Transmittal to be sent to stockholders of the Issuer (enclosed herewith).

 (e)      Not applicable.

 (f)      Not applicable.


                                   SIGNATURE


  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Dated March 15, 1996

                                       HOMEFREE VILLAGE RESORTS, INC.




                                       By /s/ CRAIG M. BOLLMAN, JR.
                                          ----------------------------
                                          Craig M. Bollman, Jr.
                                          Chairman and President

         Stockholders Should Carefully Read This Information Statement
               and the Accompanying  Materials in their Entirety
                    Before Making any Investment Decision.


                             INFORMATION STATEMENT
                            REGARDING THE PROPOSED
                      ONE-FOR-100,000 REVERSE STOCK SPLIT
                           AND RELATED TRANSACTIONS
                                      BY
                        HOMEFREE VILLAGE RESORTS, INC.


  This Information Statement and the accompanying materials are being provided by Homefree Village Resorts, Inc. (the "Company") to its stockholders in connection with a proposed one-for-100,000 reverse stock split approved by the Company's Board of Directors on March 12, 1996. This Information Statement and such accompanying materials were first sent or given to stockholders on or about ____________, 1996.

  The Company will bear all of the costs of the preparation and dissemination of this Information Statement and the accompanying materials, which are estimated to be approximately $50,000. No consideration has been or will be paid to any officer, director, or employee of the Company in connection with the proposed Reverse Stock Split or the preparation and dissemination of this Information Statement and the accompanying materials or otherwise in connection with the proposed Reverse Stock Split.

  Correspondence with respect to the proposed Reverse Stock Split should be addressed to the Secretary of the Company at the Company's principal executive office at 1400 S. Colorado Boulevard, Suite 410, Denver, Colorado 80222.

                               TABLE OF CONTENTS


                                                                    Page
                                                                    ----

SUMMARY OF THE REVERSE STOCK SPLIT....................................3

SPECIAL FACTORS......................................................11
     The Company.....................................................11
     The Reverse Stock Split.........................................17
     Reasons for the Reverse Stock Split.............................18
     Conduct of the Company's Business
       after the Reverse Stock Split.................................19
     Further Stockholder Approval Not Required.......................21
     Lack of Appraisal Rights........................................21
     Postponement or Abandonment.....................................21
     Effective Time..................................................21
     Exchange of Stock Certificates;
       Cash Payments in Lieu of Shares...............................22
     Financing of the Reverse Stock Split............................23
     Fairness of the Reverse Stock Split.............................24
     Certain Federal Income Tax Consequences.........................29

SECURITY OWNERSHIP OF CERTAIN
  BENEFICIAL OWNERS AND MANAGEMENT...................................31

FINANCIAL INFORMATION................................................32

OTHER INFORMATION;
  DOCUMENTS INCORPORATED BY REFERENCE................................32

                  SUMMARY OF THE PROPOSED REVERSE STOCK SPLIT
                           AND RELATED TRANSACTIONS


  The following is a summary of certain information set forth in greater detail elsewhere in this Information Statement. It does not purport to be complete, and is qualified in its entirety by the more detailed information set forth elsewhere in this Information Statement.


THE COMPANY

  Homefree Village Resorts, Inc. (the "Corporation") is a Delaware corporation. Homefree Investors L.P. (the "Partnership") is a Delaware limited partnership formed by the Corporation in 1987 and which has not commenced operations and has no assets or properties. The shares of common stock, $0.001 par value per share, of the Corporation, and the assignee limited partnership interests, $0.001 par value per unit, of the Partnership, are "paired" on a one-for-one basis and may only be transferred in units consisting of one share of common stock of the Corporation and one unit of assignee limited partnership interest in the Partnership. As of September 30, 1995, the Company had outstanding 10,483,982 shares of common stock and an equal number of "paired" assignee limited partnership units, which were held of record by approximately 550 holders. Unless expressly otherwise stated, or unless the context requires otherwise, references in this Information Statement to the Company include the Corporation and its wholly owned subsidiaries and the Partnership, and references to shares of the Company's common stock include the assignee limited partnership interests in the Partnership that are paired with such shares.

  The Company is engaged primarily in the development and operation of adult recreational communities containing rental sites for manufactured homes and recreational homes. In recent years, the Company has also focused on the development of recreational resort communities in Mesa, Arizona that offer extensive recreational facilities and social activities designed to appeal to active pre-retirement and retirement age people. During 1995, the Company operated and had interests in one community containing a total of approximately 832 rental sites located in Arizona. The Company also has interests in two communities containing approximately 2,300 rental sites located in Arizona. The Company has interests in such communities through Aristek Properties, Ltd., Aristek Western Properties Limited Partnership, and other affiliated partnerships in which the Corporation is the General Partner. The Company's objectives are to create and participate, through such partnerships, in the cash flow from these communities and to share in appreciation in the value of such properties. The Company also receives income from development, management, and administrative services.

  See "Special Factors -- The Company."


THE REVERSE STOCK SPLIT

  On March 12, 1996, the Company's Board of Directors approved a proposal authorizing:

    (1) An amendment to the Company's Certificate of Incorporation effecting a one-for-100,000 reverse stock split of the Company's existing Common Stock, $0.001 par value per share ("Old Common Stock"), reducing the authorized number of shares of common stock from 15,000,000 shares to 10,000 shares ("New Common Stock"); and

    (2) The payment of cash in the amount of $0.05 per share of Old
  Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold less than one full share of New Common Stock after the proposed reverse stock split, and to other stockholders who desire to liquidate their investment in the Company (together with the amendment described in the preceding paragraph, the "Reverse Stock Split").


REASONS FOR THE REVERSE STOCK SPLIT

  The Company authorized the proposed Reverse Stock Split in order to "go private," i.e., to reduce the number of its record stockholders to less than 300, which would permit the Company to discontinue the registration of its Common Stock under the Securities Exchange Act of 1934 (the "Exchange Act"). The Board of Directors believes that neither the Company nor its stockholders derive any material benefit from the continued registration of the Company's Common Stock under the Exchange Act. The Company incurs significant direct and indirect costs, however, as a result of the requirement that it comply with the filing and reporting requirements applicable to public companies. Accordingly, the Board of Directors believes that the continued expense and burden to the Company of continued registration, including the requirement to file annual and quarterly reports, proxy statements, and other documents with the SEC, significantly outweigh any benefits to the Company or its stockholders as a result of such registration. The Board of Directors has determined that the proposed Reverse Stock Split is the most expeditious and efficient method of changing the Company's status from that of a publicly held reporting company to that of a privately held non-reporting company.


  In making this determination, the Board of Directors, considered other means of achieving this result, but rejected these alternatives were rejected because the Board of Directors believed that the proposed Reverse Stock Split would be simpler and less costly.

  The proposed Reverse Stock Split has been structured so as to permit stockholders who would otherwise hold less than one full share of New Common Stock after the Reverse Stock Split to elect to remain as stockholders of the Company by increasing their stockholdings to at least one whole share of New Common Stock. See "Special Factors--Exchange of Stock Certificates; Cash Payments in Lieu of Shares." It is therefore possible that even if the Reverse Stock Split is effected, the Company will not achieve its objective of reducing the number of record stockholders following the Reverse Stock Split, to below 300 stockholders, in which case the Company would still be a reporting company for purposes of the Exchange Act and would not realize the cost-savings that would result from ceasing to be a publicly held reporting company.

  See "Special Factors--Reasons for the Reverse Stock Split."


TERMINATION OF REPORTING COMPANY STATUS

  If the proposed Reverse Stock Split is effected, it is anticipated that the Company will cease to be a reporting company under the Exchange Act. As a result, the Company would no longer file annual and quarterly reports, proxy statements, and other documents with the SEC. In addition, the Company would no longer be required to comply with the proxy rules of Regulation 14A promulgated under Section 14 of the Exchange Act, and its officers, directors, and 10%-or-greater stockholders would no longer be subject to the reporting requirements and "short-swing" security trading restrictions under Section 16 of the Exchange Act. Continuing stockholders will no longer be entitled to receive annual reports and proxy statements and will no longer have the benefit of a public market for their shares of the Company's stock.

  See "Special Factors--Conduct of the Company's Business after the Reverse Stock Split."

FURTHER STOCKHOLDER APPROVAL NOT REQUIRED

  The proposed Reverse Stock Split has been approved by the written consent of Craig M. Bollman, Jr., the Company's majority stockholder. Such consent is sufficient to approve the Reverse Stock Split under the Delaware General Corporation Law, and no other vote or consent of stockholders is required or will be sought in connection with the proposed Reverse Stock Split. ACCORDINGLY, THE COMPANY IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


POSTPONEMENT OR ABANDONMENT OF THE REVERSE STOCK SPLIT

  The Company's Board of Directors may postpone or abandon the proposed
Reverse Stock Split at any time prior to its consummation, for any reason, including without limitation if in the Directors' sole judgment, consummation of the Reverse Stock Split would unduly deplete the Company's working capital.


LACK OF APPRAISAL RIGHTS

  Pursuant to the Delaware General Corporation Law, dissenting stockholders will not have appraisal rights if the proposed Reverse Stock Split is effected. Stockholders who believe that they may be aggrieved by the proposed Reverse Stock Split may have other rights under federal law or common law, such as rights relating to the fairness of the proposed Reverse Stock Split and the fiduciary responsibilities of corporate officers, directors, and stockholders. The nature and extent of such rights, if any, may vary depending upon the facts and circumstances.


EXCHANGE OF STOCK CERTIFICATES; CASH PAYMENTS IN LIEU OF SHARES

  If the proposed Reverse Stock Split is effected, the stock certificates formerly representing shares of Old Common Stock will cease to represent such shares and thereafter will represent the shares of New Common Stock into which they have been converted, or the right to receive a cash payment in lieu of such shares, as the case may be, all as described below. Enclosed is a Letter of Transmittal for use in exchanging old stock certificates for a new stock certificate or cash payment. Note that Letters of Transmittal should not be sent to the Company, but rather should be sent to American Stock Transfer & Trust Company, the transfer agent and registrar for Old Common Stock.

  Each stockholder who holds of record less than 100,000 shares of Old
                                       -------------------------------
Common Stock (the equivalent of one whole share of New Common Stock)
------------

should use the enclosed Letter of Transmittal to elect one of the following options:

    (i) To surrender his old stock certificate(s) and the shares of Old
  Common Stock represented thereby for a cash payment in an amount equivalent to $0.05 per share of Old Common Stock represented by such certificate(s);

    (ii) If the stockholder has purchased additional shares of Old
  Common Stock in the open market, in an amount that, when added to his current stockholdings, equals at least 100,000 shares of Old Common Stock (the equivalent of one whole share of New Common Stock), to surrender the stock certificates representing such shares for a new stock certificate representing New Common Stock; or

    (iii) To surrender his stock certificate(s) representing shares of Old Common Stock, and a check for the purchase of additional shares of Old Common Stock (at a purchase price of $0.05 per share, and subject to availability on a first-come, first-served basis as described below) in an amount that, together with his current stockholdings, will equal 100,000 shares of Old Common Stock (the equivalent of one whole share of New Common Stock), for exchange for a new stock certificate representing New Common Stock. Note that it is possible that stockholders who wish to purchase additional shares of Old Common Stock will not be able to do so, since the Company will not issue any additional shares of stock but instead will act as a clearinghouse to match would-be sellers and purchasers of shares, on a first-come, first-served basis. Accordingly, the shares of Old Common Stock available for purchase will be limited to those available from stockholders wishing to receive cash payments for their shares and such available shares will be allocated on a first-come, first-served basis to stockholders desiring to purchase them. The Company anticipates, however, that a quantity of shares of Old Common Stock sufficient to meet stockholder demand will be available. In the event that a stockholder who has requested to purchase additional shares of Old Common Stock in this manner is not allocated sufficient additional shares to bring his aggregate stockholdings to 100,000 shares of Old Common Stock, the Company will return his check together with a cash payment for his shares of Old Common Stock, and such stockholder will not continue as a stockholder of the Company.

PLEASE NOTE THAT ALL STOCK CERTIFICATES SENT TO THE TRANSFER AGENT SHOULD BE DULY INDORSED FOR TRANSFER TO THE COMPANY, WITH A MEDALLION SIGNATURE GUARANTY, WHICH MAY BE OBTAINED FROM MOST BANKS AND BROKERAGE

FIRMS. DO NOT SEND IN YOUR STOCK CERTIFICATES WITHOUT A MEDALLION SIGNATURE
       --------------------------------------------------------------------
GUARANTY, AS IT WILL BE RETURNED TO YOU.
----------------------------------------

  Each stockholder who holds of record at least 100,000 shares of Old Common
                                       -------------------------------------
Stock (the equivalent of one whole share of New Common Stock) should use the
-----
enclosed Letter of Transmittal to elect one of the following options:

    (i) To surrender his old stock certificate(s) and the shares of Old
  Common Stock represented thereby for a cash payment in an amount equivalent to $0.05 per share of Old Common Stock represented by such stock certificate(s); or

    (ii) To exchange his old stock certificate(s) for a new certificate representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by the old stock certificate are converted pursuant to the Reverse Stock Split.

AGAIN, PLEASE NOTE THAT ALL STOCK CERTIFICATES SENT TO THE TRANSFER AGENT SHOULD BE DULY INDORSED FOR TRANSFER TO THE COMPANY, WITH A MEDALLION SIGNATURE GUARANTY, WHICH MAY BE OBTAINED FROM MOST BANKS AND BROKERAGE FIRMS. DO NOT SEND
                                                                     -----------
IN YOUR STOCK CERTIFICATES WITHOUT A MEDALLION SIGNATURE GUARANTY, AS THEY WILL
-------------------------------------------------------------------------------
BE RETURNED TO YOU.
-------------------

  See "Special Factors--Exchange of Stock Certificates; Cash Payments in Lieu of Shares."


FINANCING OF THE REVERSE STOCK SPLIT

  The Company estimates that the maximum cost that the Company will incur in connection with the proposed Reverse Stock Split will be approximately $258,000, consisting of estimated cash payments in lieu of shares of New Common Stock of approximately $208,000 and estimated transactional expenses of approximately $50,000. The Company intends to finance such costs from its working capital.

  See "Special Factors--Financing of the Reverse Stock Split."

POTENTIAL CONFLICTS OF INTEREST

  The directors of the Company are Craig M. Bollman, Jr., the Company's President, Chairman of the Board of Directors, and majority stockholder, Phyllis
A. Bollman, Mr. Bollman's spouse, and Taylor M. Bollman, Mr. Bollman's son. Craig M. Bollman, Jr., who owns or controls approximately 67% of the outstanding shares of Common Stock, has advised the Company that he intends to elect to retain all such shares of New Common Stock after the Reverse Stock Split.

  The Board of Directors did not retain either an investment bank or other financial adviser to render a report or opinion with respect to the fairness of the proposed Reverse Stock Split to the Company or its stockholders or an unaffiliated representative to represent the unaffiliated stockholders of the Company in negotiating the terms of the Reverse Stock Split.

  See "Special Factors--Fairness of the Reverse Stock Split."


FAIRNESS OF THE REVERSE STOCK SPLIT

  The Board of Directors has fully reviewed and considered the terms and conditions of the proposed Reverse Stock Split and has unanimously determined that the proposed Reverse Stock Split, taken as a whole, is fair to and in the best interests of the Company and its stockholders.

  The Board of Directors believes that the payment of cash in the amount of $0.05 per share of Old Common Stock in lieu of the issuance of shares of New Common Stock to persons who would hold less than one full share of New Common Stock after the Reverse Stock Split, and to other stockholders who desire to liquidate their investment in the Company, will enable stockholders to liquidate their shares easily and at a fair price. Depending upon a particular stockholders' tax basis in his shares of Common Stock, this may enable the stockholder to obtain a tax benefit by recognizing a loss for federal income tax purposes. See "Special Factors--Certain Federal Income Tax Consequences." Moreover, by having their shares of the Company's stock repurchased by the Company, stockholders will be able to liquidate their investments in the Company without incurring brokerage costs that, especially in the case of small stockholdings, would otherwise sharply decrease or even eliminate the actual net proceeds of sale to the stockholder.

  The Board of Directors also believes that the proposed Reverse Stock Split is fair to the Company and to stockholders who remain as stockholders of the Company following the consummation of the Reverse Stock Split because, as described above, the Board of Directors believes that the price to be paid to stockholders who receive cash in lieu of shares of New Common Stock is fair and that the Company will realize cost-savings if as a result of the Reverse Stock Split it ceases to be a reporting company under the Exchange Act.

  The proposed Reverse Stock Split has been structured so as to permit stockholders who would otherwise hold less than one full share of New Common Stock after the Reverse Stock Split to elect to remain as stockholders of the Company by increasing their stockholdings to at least one whole share of New Common Stock. The Board of Directors determined to structure the proposed Reverse Stock Split in this way because the directors believed that it was fairer to stockholders to permit them this option to remain as stockholders of the Company than to guarantee that the Reverse Stock Split would achieve the Company's objective of terminating its obligations under the Exchange Act.

  See "Special Factors--Fairness of the Reverse Stock Split."


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The proposed Reverse Stock Split is not expected to have any material federal income tax consequence to the Company, or to stockholders who receive shares of New Common Stock in exchange for their shares of Old Common Stock. In general, for federal income tax purposes stockholders who receive cash in exchange for their shares of Old Common Stock will recognize taxable capital gain or loss as a result of the transaction, provided they hold their Old Common Stock as a capital asset on the date of exchange. Any such capital gain or loss will be long-term capital gain or loss if the Old Common Stock had been held for more than one year, and otherwise will be short-term capital gain or loss. THE COMPANY HAS NOT SOUGHT, AND DOES NOT INTEND TO SEEK, A RULING OF THE INTERNAL REVENUE SERVICE OR AN OPINION OF COUNSEL AS TO ANY TAX CONSEQUENCES OF THE PROPOSED REVERSE STOCK SPLIT. EACH STOCKHOLDER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR AS TO THE LIKELY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN THAT STOCKHOLDER'S PARTICULAR CIRCUMSTANCES.

  See "Special Factors--Certain Federal Income Tax Consequences."

                                SPECIAL FACTORS


THE COMPANY

  ORGANIZATION. Homefree Village Resorts, Inc. (the "Corporation") is a Delaware corporation. Homefree Investors L.P. (the "Partnership") is a Delaware limited partnership formed by the Corporation in 1987 and which has not commenced operations and has no assets or properties. The shares of common stock, $0.001 par value per share, of the Corporation, and the assignee limited partnership interests, $0.001 par value per unit, of the Partnership, are "paired" on a one-for-one basis and may only be transferred in units consisting of one share of common stock of the Corporation and one unit of assignee limited partnership interest in the Partnership. As of September 30, 1995, the Company had outstanding 10,483,982 shares of common stock and an equal number of "paired" assignee limited partnership units, which were held of record by approximately 550 holders. Unless expressly otherwise stated, or unless the context requires otherwise, references in this Information Statement to the Company include the Corporation and its wholly owned subsidiaries and the Partnership, and references to shares of the Company's common stock include the assignee limited partnership interests in the Partnership that are paired with such shares.

  BUSINESS. The Company is engaged primarily in the development and operation of adult recreational communities containing rental sites for manufactured homes and recreational homes. In recent years, the Company has also focused on the development of recreational resort communities in Mesa, Arizona that offer extensive recreational facilities and social activities designed to appeal to active pre-retirement and retirement age people. During 1995, the Company operated and had interests in one community containing a total of approximately 832 rental sites located in Arizona. The Company also has interests in two communities containing approximately 2,300 rental sites located in Arizona. The Company has interests in such communities through Aristek Properties, Ltd., Aristek Western Properties Limited Partnership, and other affiliated partnerships in which the Corporation is the General Partner. The Company's objectives are to create and participate, through such partnerships, in the cash flow from these communities and to share in appreciation in the value of such properties. The Company also receives income from development, management, and administrative services.

  THE CORPORATION. The Corporation is a Delaware corporation which was organized in February 1972. The Corporation has been engaged in the business of operating manufactured home communities since its organization. In 1977, the Corporation, then called Metrix, Inc., acquired all of the capital stock of Aristek Real Estate Corporation in exchange for 6,230,000 shares of Common

Stock of the Company which were issued to the stockholders of that corporation, including 4,449,600 shares to Craig M. Bollman, Jr. and Phyllis A. Bollman. The name of the Corporation was changed to "Aristek Corporation," and subsequently changed to "Aristek Communities, Inc." and then to "Homefree Village Resorts, Inc." Aristek Real Estate Corporation itself was engaged in the development and operation of manufactured home communities from 1974 to 1977. Since 1977, the business of the Corporation has continued to consist primarily of the development and operation of such communities. However, in recent years, the Corporation has refocused its business on adult recreational communities containing rental sites for manufactured homes. The Corporation conducts substantially all of its business through the affiliated limited partnerships described below.

  RESORTPARKS. The Corporation owns 100% of the capital stock of Resortparks of America, Inc. ("Resortparks"), a Delaware corporation organized in September 1982 to engage in the design, development and management of adult recreational communities offering extensive recreational facilities and social activities to pre-retirement and retirement age people. References herein to the Corporation or the Company include Resortparks.

  THE PARTNERSHIP. In July 1987, the Corporation formed the Partnership as a Delaware limited partnership for the purpose of engaging in certain aspects of future business opportunities of the type presently conducted by the Corporation. The general partner of Homefree Investors L.P. is Homefree General Partners, a Delaware general partnership, comprised of the Corporation and Bollman Associates, Inc., a Delaware corporation, all of the capital stock of which is owned by Craig M. Bollman, Jr., President and Chairman of the Board of the Company.


  When it formed the Partnership, the Corporation intended to conduct its business in conjunction with the Partnership. However, the Partnership never commenced operations. The Company anticipates that, where possible, in future real estate acquisitions the Partnership will acquire an ownership interest and the Corporation will manage operations. The Corporation has no plans to transfer the Corporation's assets to the Partnership.

  The Partnership's Agreement of Limited Partnership (the "Partnership Agreement") provides that it may engage in virtually any business activity, although the primary focus of its business is intended to be investment in real estate related activities, which may include, for example, investing in securities of other real estate companies and participating in condominium conversion programs. If the Partnership generates capital to invest, Homefree General Partners, the general partner of the Partnership, anticipates making investments in such areas. Although the Partnership has the power under state law to make investments in securities of other entities, the Partnership cannot be engaged primarily in the business of investing, reinvesting or trading in securities without subjecting itself to regulation under the Investment Company Act of 1940. In such event, the Partnership would be subject to the limitations and disclosure requirements of such act. The Partnership has no present intention to engage in activities which would cause it to become subject to regulation under the Investment Company Act of 1940 or to engage in non-real estate related activities.

  The Partnership currently has no employees. The Partnership intends to utilize employees of the Corporation on an as-needed basis, and to contribute to the compensation of such persons on a pro-rata basis.

  AFFILIATED PARTNERSHIPS

  ARISTEK PROPERTIES, LTD. The principal affiliated partnership of the Company is Aristek Properties, Ltd. ("Aristek Properties"). Aristek Properties was formed as a Colorado limited partnership in June 1976. The Corporation holds a 1% interest in Aristek Properties as sole General Partner and an additional 1% interest as a limited partner. Resortparks also owns a 1.3% interest as a limited partner. The remaining 96.7% of limited partnership interests is held by individual limited partners. The Corporation also held a 30% residual interest in Aristek Properties, which it relinquished in 1994. See "Residual Interests in Affiliated Partnerships" below.

  Although Aristek Properties has provided significant income tax benefits to its limited partners, its primary objective is to create significant long-term capital appreciation that may be realized by the limited partners and the Corporation, as General Partner, through net proceeds from refinancing of the properties, and ultimately, net proceeds from the sale of such properties or the conversion of such properties to other residential or commercial uses and the distribution of the resulting cash to the partners. The Corporation, as General Partner of Aristek Properties, is also entitled to receive an annual administrative fee (currently an amount equal to 2.5% of the capital contributions of the partners), leasing commissions, management fees and development fees. However, this fee has not been paid since 1993.

  Aristek Properties has a 99% interest in Monte Vista I Joint Venture ("MV-I"), an Arizona joint venture. The remaining interest in MV-I is owned by the Corporation. Previously, Aristek Properties owned 60% and Aristek Western Properties Limited Partnership (see "Aristek Western Properties Limited Partnership" below) owned 40% of MV-I. Aristek Western transferred to Aristek Properties and to the Corporation its 40% interest in MV-I, 39% to Aristek Properties, and 1% to the Corporation.

  The interests in MV-I were modified again in connection with a restructuring of certain loans owed by Aristek Properties and MV-I to the Corporation. The obligors on such loans were not able to make principal and interest payments. With the consent of most of the limited partners of Aristek Properties, the Corporation agreed to extend these loans until June 30, 1998 in return for a 7% annual interest rate and a 75% participation in MV-I's operating cash flow, and in its net sale or refinancing proceeds after all liabilities (including those payable to the Corporation) are satisfied. At the time of the restructuring, the net amounts owed to the Corporation by MV-I were approximately $4,053,341. The Corporation believes that such amount exceeded the value of the net assets of MV-I, after payment of MV-I's other liabilities. Aristek Properties has no material assets other than its interest in MV-I. Since the Corporation is a creditor of both Aristek Properties and MV-I as described above, the Corporation expects to be entitled to substantially all of the equity value of MV-I in excess of MV-I's existing first mortgage.

  In connection with obtaining such consent of the limited partners of Aristek Properties, such consenting limited partners granted to the Corporation, or its designee, an option to purchase their limited partnership interests in Aristek Properties. This option may be exercised between January 1, 1997 and November 30, 1998; in any event, the Corporation is required to exercise the option by November 30, 1998. The purchase price will be equal to the greater of $20,000 per limited partner Unit (an original $100,000 investment) or the fair market value (based on appraisal) of such limited partnership unit. Holders of twenty-six and one-half (26.5) Units granted the above described option, which would result in a minimum total purchase price for all such Units of $530,000.

  ARISTEK WESTERN PROPERTIES LIMITED PARTNERSHIP. The Corporation formed Aristek Western Properties Limited Partnership ("Aristek Western"), a Massachusetts limited partnership, in October 1984 for the purpose of acquiring, financing, and developing or redeveloping adult recreational communities with affordable rental homesites for manufactured homes, located primarily in the western and southwestern United States. The Corporation has a 1% interest in Aristek Western as the General Partner and a 1.625% limited partnership interest and has residual equity interests as the General Partner and as a Special Limited Partner. See "Residual Interests in Affiliated Partnerships" below.

  Aristek Western purchased a 50% interest in a joint venture with an unaffiliated third party in July 1985. The joint venture purchased two adult recreational communities in Mesa, Arizona, named Good Life and Towerpoint. See "Properties" below. In September 1985, Aristek Western acquired from the Partnership a 30% interest in MV-I. This interest was increased to 40% in July 1986. This 40% interest was transferred to Aristek Properties and the Corporation. See "Aristek Properties, Ltd." above.

RESIDUAL INTERESTS IN AFFILIATED PARTNERSHIPS

  ARISTEK PROPERTIES, LTD. Prior to the restructuring described above, as General Partner of Aristek Properties, the Corporation had a residual interest in Aristek Properties that entitled it to receive 30% of all excess cash flow from operations and net proceeds from the refinancing and sale of properties after distributions have been made to the limited partners in an amount equal to their initial capital investments. The Corporation relinquished its residual interest in Aristek Properties as part of the loan restructuring described above. As a result, the limited partners of Aristek Properties will be entitled to all distributions, but only after the Corporation receives its loan repayment and participating interest as described above.

  ARISTEK WESTERN PROPERTIES LIMITED PARTNERSHIP. The Corporation has a direct residual interest in Aristek Western that entitles the Corporation to 30% of the excess cash flow from operations, refinancings, and sales of properties when Aristek Western has made cash distributions to the limited partners of at least $65,000 per unit and the sum of the cash distributions per unit plus the product of the highest marginal federal income tax rate in effect for each year times the aggregate net tax losses allocated per unit in each year equal the initial capital investment. Aristek Western has not yet made any cash distributions to its limited partners. The Corporation cannot presently predict whether distributions will be made to the limited partners.

  DEVELOPMENT ACTIVITIES. The Corporation, through Aristek Properties and in conjunction with Resortparks, developed a community for recreational homes and park model travel trailers in Mesa, Arizona, a city 20 miles east of Phoenix. The community, called Monte Vista, is designed to appeal to active adults in the pre-retirement and retirement age groups and is recreation-oriented.

  The Corporation planned a two-stage development process for Monte Vista. During the first stage, the Corporation developed 832 recreational home rental sites and extensive common facilities, including a 35,600 square foot social and recreation complex. This first stage is on 80 acres owned by MV-I. Construction began in 1983 and was substantially completed in December 1984. Monte Vista opened for occupancy in January 1985.

  During the second stage, the Corporation plans to develop additional manufactured home sites on a portion of 80 acres conveyed by Aristek Properties to MV-I. Assuming that market conditions permit, the Corporation intends to pursue in the future the funding necessary to develop this second stage. See "Properties" below.

  COMPETITION. The Corporation competes generally with all companies engaged in community development and home construction.

  The three properties in Mesa, Arizona compete in what is regarded as a competitive market for adult recreational manufactured housing communities. The Corporation continues to compete in this market by offering special amenities and adult recreational and educational services.

  Each of the Corporation's geographic markets includes competitors which are larger and have greater financial and other resources than the Corporation.

  PERSONNEL.  During 1995 the Company employed two full-time employees.

  PROPERTIES. The Corporation, through Aristek Properties and other related limited partnerships, has ownership interests in the properties described below. The Corporation operates the Monte Vista property described below.

  MONTE VISTA. Monte Vista is an adult recreational community located in Mesa, Arizona containing 832 sites for recreational homes. Most sites are leased on an annual basis to residents who leave their homes at the site year-round. Remaining sites are reserved for monthly and weekly rentals. Most residents and guests stay at the community during the months from November through April. During the peak months of January through March, Monte Vista reached approximately 90% occupancy for the past five years. The effective average occupancy based on annual rental income was approximately 95% during 1995. Monte Vista is owned by the Monte Vista I Joint Venture ("MV-I"), which is owned 99% by Aristek Properties and 1% by the Corporation. At December 31, 1995, the Monte Vista property was subject to a mortgage in the amount of approximately $5,015,345 held by a commercial lender.

  MONTE VISTA II. In December 1983, the Company sold to Resortparks an 80-acre parcel on which the development of Monte Vista II is planned. See "Development Activities" below. This land was transferred to Aristek Properties in April 1990, and then to Monte Vista in October 1991, and is subject to the mortgage described under the caption "Monte Vista" above.

  GOOD LIFE TRAVEL TRAILER RESORT. Good Life is an adult recreational community located in Mesa, Arizona containing 1,198 sites for recreational vehicles. Most sites are rented on an annual basis with the remainder rented on a monthly or weekly basis. Most residents stay at the community during the months from November through April. Good Life is owned by H-H Resorts Joint Venture, which is owned 50% by Aristek Western and 50% by Hankins Enterprises, an unaffiliated third party. Good Life is managed by Hankins Enterprises and has historically been 100% occupied from January through

April and its effective average occupancy based on annual rental income was 97% in 1995. At December 31, 1995, Good Life, together with the Towerpoint property described below, was subject to a mortgage in the amount of approximately $9,113,071 held by a commercial lender.

  TOWERPOINT TRAVEL TRAILER RESORT. Towerpoint is an adult recreational community located in Mesa, Arizona containing 1,115 sites for recreational vehicles. Most sites are rented on an annual basis with the remainder rented on a monthly or weekly basis. Most residents stay at the community during the months from November through April. Towerpoint is owned by H-H Resorts Joint Venture and is managed by Hankins Enterprises. Towerpoint has historically been 100% occupied from November through April and its effective average occupancy based on annual rental income was 98% in 1995. At December 31, 1995, Towerpoint, together with the Good Life property described above, was subject to a mortgage in the amount of approximately $9,113,071 held by a commercial lender.

  FURTHER INFORMATION. For further information with respect to the Company and its business and operations, see the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, copies of which are enclosed for your reference, and which are incorporated herein by reference.


THE REVERSE STOCK SPLIT

  On March 12, 1996, the Company's Board of Directors approved a proposal authorizing:

    (1) An amendment to the Company's Certificate of Incorporation effecting a one-for-100,000 reverse stock split of the Company's existing Common Stock, $0.001 par value per share ("Old Common Stock"), reducing the authorized number of shares of common stock from 15,000,000 shares to 10,000 shares ("New Common Stock"); and

    (2) The payment of cash in the amount of $0.05 per share of Old
  Common Stock in lieu of the issuance of fractional shares of New Common Stock to persons who would hold less than one full share of New Common Stock after the proposed reverse stock split, and to other stockholders who desire to liquidate their investment in the Company (together with the amendment described in the preceding paragraph, the "Reverse Stock Split").


REASONS FOR THE REVERSE STOCK SPLIT

  GOING-PRIVATE TRANSACTION. The Board of Directors determined to effect the proposed Reverse Stock Split in order to "go private," i.e., to reduce the number of record stockholders of the Company to fewer than 300, which would permit the Company to discontinue the registration of its Common Stock under the Securities Exchange Act of 1934 (the "Exchange Act"). The Board of Directors believes that neither the Company nor its stockholders derive any material benefit from the continued registration of the Company's Common Stock under the Exchange Act. The Company does not intend to raise capital in the public securities markets, to use registered stock to effect acquisitions, or to avail itself of other advantages of being a public company. Its Common Stock has been de-listed by NASDAQ, and is thinly traded. The Company incurs significant direct and indirect costs, however, as a result of the requirement that it comply with the filing and reporting requirements applicable to public companies: The Company annually incurs direct costs, including legal and accounting expenses, of approximately $50,000 in years in which the minimum filings with the Securities and Exchange Commission (the "SEC") are required. It also incurs indirect costs as a result of, among other things, the management time required to prepare and review such filings. Because the Company has only one executive officer, the indirect costs caused by the diversion of this officer's time from the Company's business can be substantial.

  Accordingly, the Board of Directors believes that the continued expense and burden to the Company of continued registration, including the requirement to file annual and quarterly reports, proxy statements, and other documents with the SEC, significantly outweigh any benefits to the Company or its stockholders as a result of such registration. The proposed Reverse Stock Split is being undertaken at this time because the sooner the transaction can be consummated, the sooner the Company will cease to incur such expenses and burdens and the sooner stockholders who elect to receive cash in lieu of shares of New Common Stock will receive and be able to reinvest or otherwise make use of such cash payments.

  FORM OF TRANSACTION. The Board of Directors has determined that the proposed Reverse Stock Split is the most expeditious and efficient method of changing the Company's status from that of a publicly held reporting company to that of a privately held non-reporting company. In making this determination, the Board of Directors, considered other means of achieving this result, such as making privately or publicly negotiated purchases of outstanding shares of its Common Stock (including making a public tender offer for such shares) or effecting a merger in which the Company's public stockholders would receive cash instead of stock in the surviving corporation. These alternatives were rejected because the Board of Directors believed that the proposed Reverse Stock Split would be simpler to effect as well as less costly. In addition, the

Board of Directors considered that in the case of a merger, the Delaware General Corporation Law would afford dissenting stockholders appraisal rights that they would not be entitled to in the case of the proposed Reverse Stock Split. The Board of Directors believes that the availability of appraisal rights could unduly increase the complexity and potential cost of going private without materially benefiting the Company's stockholders.

  POTENTIAL BENEFITS OF GOING-PRIVATE TRANSACTION MAY Not BE REALIZED. The proposed Reverse Stock Split has been structured so as to permit stockholders who would otherwise hold less than one full share of New Common Stock after the Reverse Stock Split to elect to remain as stockholders of the Company by increasing their stockholdings to at least one whole share of New Common Stock. See "Special Factors--Exchange of Stock Certificates; Cash Payments in Lieu of Shares." It is therefore possible that even if the proposed Reverse Stock Split is effected, the Company will not achieve its objective of reducing the number of record stockholders following the Reverse Stock Split, to below 300 stockholders, in which case the Company would still be a reporting company for purposes of the Exchange Act and would not realize the cost-savings that would result from ceasing to be a publicly held reporting company. The Board of Directors determined to structure the proposed Reverse Stock Split in this way because the directors believed that it was fairer to stockholders to permit them this option to remain as stockholders of the Company than to guarantee that the Reverse Stock Split would achieve the Company's objective of terminating its obligations under the Exchange Act.

  RULE 13e-3 TRANSACTION STATEMENT. In connection with the proposed Reverse Stock Split, the Company has filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3. See "Other Information; Documents Incorporated by Reference."


CONDUCT OF THE COMPANY'S BUSINESS AFTER THE REVERSE STOCK SPLIT

  NO EFFECT ON CONTINUING BUSINESS AND OPERATIONS. The Company believes that the proposed Reverse Stock Split will not have any effect on its business and operations, and expects to continue to conduct such business and operations as they are currently being conducted. If the Reverse Stock Split is effected, stockholders who elect to receive cash payments in lieu of shares of New Common Stock will not remain as stockholders of the Company and therefore will not participate in any future earnings or growth of the Company. Stockholders who elect to remain as stockholders will retain all of the rights and benefits possessed by a stockholder prior to the Reverse Stock Split except (as discussed below) those that result from the Company's status as a publicly held reporting company under the Exchange Act.

  TERMINATION OF REPORTING COMPANY STATUS. If the proposed Reverse Stock Split is effected, it is anticipated that the Company will cease to be a reporting company under the Exchange Act. As a result, the Company would no longer file annual and quarterly reports, proxy statements, and other documents with the SEC. In addition, the Company would no longer be required to comply with the proxy rules of Regulation 14A promulgated under Section 14 of the Exchange Act, and its officers, directors, and 10%-or-greater stockholders would no longer be subject to the reporting requirements and "short-swing" security trading restrictions under Section 16 of the Exchange Act. Continuing stockholders will no longer be entitled to receive annual reports and proxy statements and will no longer have the benefit of a public market for their shares of the Company's stock.

  CHANGES TO AUTHORIZED CAPITAL STOCK; TERMS OF STOCK UNCHANGED. If the proposed Reverse Stock Split is effected, the number of authorized shares of the Company's Common Stock will be reduced from 15,000,000 shares to 10,000 shares. Apart from such change, the terms of the New Common Stock will remain the same as those of the Old Common Stock.

  CHANGES IN PROPORTIONATE STOCK OWNERSHIP AND SHARE VALUES. Stockholders who remain stockholders of the Company after the Reverse Stock Split are likely to experience an increase in their percentage stock ownership in the Company as a result of the repurchase of shares formerly held by stockholders who elect to receive cash payments in lieu of shares of New Common Stock. The extent of this increase will vary depending on the number of shares so repurchased and the number of such shares, if any, that are purchased by other stockholders. The use of Company funds to finance the repurchase of shares and to pay transactional costs of the Reverse Stock Split will cause a slight decrease in the Company's assets.

  ABSENCE OF PLANNED EXTRAORDINARY TRANSACTIONS. Other than as described in this Information Statement, the Company has no current plan to effect any extraordinary corporate transaction, such as a merger, reorganization, liquidation, sale or transfer of a material amount of assets, change in its present Board of Director or management, or change in dividend rate or policy, indebtedness, or capitalization, or otherwise to effect any material change in its corporate structure or business. The Company also has no current plan to engage in any public offering of shares of Common Stock or other securities. There is no assurance, however, that the Company will not form an intention to engage in any of the foregoing transactions in the future. Stockholders who elect to receive cash payments in lieu of shares of New Common Stock will not continue as stockholders of the Company and will not participate in the benefits of any such transaction.

FURTHER STOCKHOLDER APPROVAL NOT REQUIRED

  The proposed Reverse Stock Split has been approved by the written consent of Craig M. Bollman, Jr., the Company's majority stockholder. Such consent is sufficient to approve the Reverse Stock Split under the Delaware General Corporation Law, and no other vote or consent of stockholders is required or will be sought in connection with the Reverse Stock Split. ACCORDINGLY, THE COMPANY IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


LACK OF APPRAISAL RIGHTS

  Pursuant to the Delaware General Corporation Law, dissenting stockholders will not have appraisal rights if the proposed Reverse Stock Split is effected. Stockholders who believe that they may be aggrieved by the Reverse Stock Split may have other rights under federal law or common law, such as rights relating to the fairness of the Reverse Stock Split and the fiduciary responsibilities of corporate officers, directors, and stockholders. The nature and extent of such rights, if any, may vary depending upon the facts and circumstances.


POSTPONEMENT OR ABANDONMENT

  The Company's Board of Directors may postpone or abandon the proposed Reverse Stock Split at any time prior to its consummation, for any reason, including without limitation if in the Directors' sole judgment, consummation of the Reverse Stock Split would unduly deplete the Company's working capital.


EFFECTIVE TIME

  Subject to the rights of the Board of Directors to postpone or abandon the proposed Reverse Stock Split, the Reverse Stock Split will be effected by filing an amendment to the Company's Certificate of Incorporation with the Delaware Secretary of State and will be effective upon such filing. The form of the proposed amendment to the Company's Certificate of Incorporation is set forth as Exhibit A to this Information Statement.
---------


EXCHANGE OF STOCK CERTIFICATES; CASH PAYMENTS IN LIEU OF SHARES

  LETTERS OF TRANSMITTAL. If the proposed Reverse Stock Split is effected, the stock certificates formerly representing shares of Old Common Stock will cease to represent such shares and thereafter will represent the shares of New Common Stock into which they have been converted, or the right to receive a cash payment in lieu of such shares, as the case may be, all as described below. Enclosed is a Letter of Transmittal for use in exchanging old stock certificates for a new stock certificate or cash payment.

  Each stockholder who holds of record less than 100,000 shares of Old Common
                                       --------------------------------------
Stock (the equivalent of one whole share of New Common Stock) should use the
-----
enclosed Letter of Transmittal to elect one of the following options:

    (i) To surrender his old stock certificate(s) and the shares of Old Common Stock represented thereby for a cash payment in an amount equivalent to $0.05 per share of Old Common Stock represented by such certificate(s);

    (ii) If the stockholder has purchased additional shares of Old
  Common Stock in the open market, in an amount that, when added to his current holdings of Old Common Stock, is sufficient to equal at least 100,000 shares of Old Common Stock (the equivalent of one whole share of New Common Stock), to surrender the stock certificates representing such shares for a new stock certificate representing New Common Stock; or

    (iii) To surrender his stock certificate(s) representing shares of Old Common Stock, and a check for the purchase of additional shares of Old Common Stock (at a purchase price of $0.05 per share, and subject to availability on a first-come, first-served basis as described below) in an amount that, together with his current stockholdings of Old Common Stock, will equal 100,000 shares of Old Common Stock (the equivalent of one whole share of New Common Stock), for exchange for a new stock certificate representing New Common Stock. Note that it is possible that stockholders who wish to purchase additional shares of Old Common Stock will not be able to do so, since the Company will not issue any additional shares of stock but instead will act as a clearinghouse to match would-be sellers and purchasers of shares, on a first-come, first-served basis. Accordingly, the shares of Old Common Stock available for purchase will be limited to those available from stockholders wishing to receive cash payments for their shares and such available shares will be allocated on a first-come, first-served basis to stockholders desiring to purchase them. The Company anticipates, however, that a quantity of shares of Old Common Stock sufficient to meet stockholder demand will be available. In the event that a stockholder who has requested to purchase additional shares of Old Common Stock in this manner is not allocated sufficient additional shares to bring his aggregate stockholdings to 100,000 shares of Old Common Stock, the Company will return his check together with a cash payment for his shares of Old Common Stock, and such stockholder will not continue as a stockholder of the Company.

PLEASE NOTE THAT ALL STOCK CERTIFICATES SENT TO THE COMPANY SHOULD BE DULY INDORSED FOR TRANSFER TO THE COMPANY, WITH A MEDALLION SIGNATURE GUARANTY, WHICH MAY BE OBTAINED FROM MOST BANKS AND BROKERAGE FIRMS. DO NOT SEND IN YOUR STOCK
                                                     -------------------------
CERTIFICATES WITHOUT A MEDALLION SIGNATURE GUARANTY, AS THEY WILL BE RETURNED TO
--------------------------------------------------------------------------------
YOU.
----

  Each stockholder who holds of record at least 100,000 shares of Old Common
                                       -------------------------------------
Stock (the equivalent of one whole share of New Common Stock) should use the
-----
enclosed Letter of Transmittal to elect one of the following options:

    (i) To surrender his old stock certificate(s) and the shares of Old
  Common Stock represented thereby for a cash payment in an amount equivalent to $0.05 per share of Old Common Stock represented by such stock certificate(s); or

    (ii) To exchange his old stock certificate(s) for a new certificate representing the shares of \New Common Stock into which the shares of Old Common Stock formerly represented by the old stock certificate are converted pursuant to the Reverse Stock Split.

AGAIN, PLEASE NOTE THAT ALL STOCK CERTIFICATES SENT TO THE COMPANY SHOULD BE DULY INDORSED FOR TRANSFER TO THE COMPANY, WITH A MEDALLION SIGNATURE GUARANTY. DO NOT SEND IN YOUR STOCK CERTIFICATES WITHOUT A MEDALLION SIGNATURE GUARANTY,
------------------------------------------------------------------------------
AS THEY WILL BE RETURNED TO YOU.
--------------------------------


FINANCING OF THE REVERSE STOCK SPLIT

  The Company estimates that the maximum cost that the Company will incur in connection with the proposed Reverse Stock Split will be approximately $258,000 consisting of estimated cash payments in lieu of shares of New Common Stock of approximately $208,000 and estimated transactional expenses of approximately $50,000 (consisting primarily of legal and accounting expenses of approximately $35,000, printing and mailing expenses of approximately $10,000, and miscellaneous expenses of approximately $5,000 (including SEC filing fees of approximately $50). Such estimated cash payments in lieu of shares of New Common Stock have been estimated based on the assumptions that all stockholders (other than Craig M. Bollman, Jr., who has advised the Company that he intends to elect to retain all shares of New Common Stock presently owned or controlled by him) will elect to receive cash in lieu of shares of New Common Stock. To the extent that stockholders elect to retain or increase their holdings of New Common Stock after the Reverse Stock Split, the costs to the Company would be reduced. The Company intends to finance such costs from its working capital, and does not intend to finance any part of such costs through borrowings. The Company's Board of Directors may, however, postpone or abandon the Reverse Stock Split at any time prior to its consummation, for any reason, including without limitation if in the Directors' sole judgment, consummation of the Reverse Stock Split would unduly deplete the Company's working capital.


FAIRNESS OF THE REVERSE STOCK SPLIT

  The Board of Directors has fully reviewed and considered the terms and conditions of the proposed Reverse Stock Split and has unanimously determined that the Reverse Stock Split, taken as a whole, is fair to and in the best interests of the Company and its stockholders.

  FAIRNESS OF CASH PAYMENTS IN LIEU OF SHARES. The Board of Directors believes that the payment of cash in the amount of $0.05 per share of Old Common Stock in lieu of the issuance of shares of New Common Stock to persons who hold less than one full share of New Common Stock after the Reverse Stock Split, and to other stockholders who desire to liquidate their investment in the Company, will enable stockholders to liquidate their shares easily and at a fair price. Depending upon a particular stockholders' tax basis in his shares of Common Stock, this may enable the stockholder to obtain a tax benefit by recognizing a loss for federal income tax purposes. See "Special Factors--Certain Federal Income Tax Consequences." Moreover, by having their shares of the Company's stock repurchased by the Company, stockholders will be able to liquidate their investments in the Company without incurring brokerage costs that, especially in the case of small stockholdings, would otherwise sharply decrease or even eliminate the actual net proceeds of sale to the stockholder.

  FAIRNESS TO THE COMPANY AND CONTINUING STOCKHOLDERS. The Board of Directors also believes that the proposed Reverse Stock Split is fair to the Company and to stockholders who remain as stockholders of the Company following the consummation of the Reverse Stock Split because, as described above, the Board of Directors believes that the price to be paid to stockholders who receive cash in lieu of shares of New Common Stock is fair and that the Company will realize cost-savings if as a result of the Reverse Stock Split it ceases to be a reporting company under the Exchange Act.

  STOCKHOLDERS' OPTION. The proposed Reverse Stock Split has been structured so as to permit stockholders who would otherwise hold less than one full share of New Common Stock after the Reverse Stock Split to elect to remain as stockholders of the Company by increasing their stockholdings to at least one whole share of New Common Stock. See "Special Factors--Exchange of Stock Certificates; Cash Payments in Lieu of Shares--Potential Benefits of Going-Private Transaction May Not Be Realized." The Board of Directors determined to structure the proposed Reverse Stock Split in this way because the directors believed that it was fairer to stockholders to permit them this option to remain as stockholders of the Company than to guarantee that the Reverse Stock Split would achieve the Company's objective of terminating its obligations under the Exchange Act.

  FACTORS CONSIDERED IN FAIRNESS DETERMINATION. In reaching its determination that the proposed Reverse Stock Split is fair to the Company and its stockholders, the Board of Directors considered, among other things, each of the directors' knowledge of and familiarity with the Company's own business, financial condition, operating results, cash flows, assets, liabilities, and prospects, as well as general economic, industry, and market conditions and prospects. The Board of Directors also considered the absence of a liquid market for shares of its Common Stock; the fact that Craig M. Bollman, Jr., the Company's President, Chairman of the Board of Directors, and majority stockholder, owns or controls approximately 67% of the outstanding shares of Common Stock; the opportunity that the Reverse Stock Split would afford stockholders to liquidate their investments in the Company without incurring brokerage costs; the opportunity that the Reverse Stock Split would afford stockholders to obtain tax benefits by recognizing losses for federal income tax purposes (see "Special Factors--Certain Federal Income Tax Consequences"); and the future cost-savings that the Company and its continuing stockholders will enjoy if as a result of the Reverse Stock Split the Company ceases to be a reporting company under the Exchange Act. Given the wide variety of factors considered in reaching its conclusion as to fairness (including those described below), the Board of Directors did not deem it practicable to assign precise relative weights to the factors considered, and all factors were considered as a totality.

  In addition to the foregoing, other factors considered by the Board of Directors in making its determination included the following:

  Current and Historical Market Prices for the Common Stock. The Company's Common Stock is not listed on any stock exchange or quoted in the National Association of Securities Dealers Automated Quotation (NASDAQ) system, and the Company does not receive information with respect to trading in Common Stock. The Company does not know of any market makers with respect to the Common Stock. The Common Stock is thinly traded: According to the records of the Company's stock transfer agent, American Stock Transfer & Trust

Company, an aggregate of 75,148 shares of Common Stock were transferred during 1995. The Company made inquiry of the initiating brokers with respect to a number of such trades, but was not able to obtain any information with respect to the prices at which these transfers were effected.

  In September 1995, the Company received an inquiry from a stockholder who wished to dispose of 9,900 shares of Common Stock in order to recognize a loss for federal income tax purposes. The Company put this stockholder in touch with a Company employee who had previously expressed an interest in acquiring shares of Common Stock, which resulted in this stockholder selling these shares to this employee for cash consideration of $0.05 per share.

  The Company has not paid any dividends on its Common Stock within the last two years.

  In view of the low volume of trading of the Common Stock and the unavailability of any reasonably current information with respect to market prices, the Board of Directors did not assign any material weight to this factor in determining the fairness of the proposed Reverse Stock Split.

  Net Book Value. As of September 30, 1995, the net book per share of Common Stock was approximately $0.12 (the Company's financial statements as of December 31, 1995, and for the year then ended, have not yet been prepared). The Company's primary asset consists of net receivables from Aristek Properties and MV-I. Because of significant uncertainties with respect to the collectibility of these receivables, for financial accounting purposes, as of December 31, 1994 the Company suspended recording interest income on receivables from Aristek Properties, interest expense on amounts payable by the Company to Aristek Properties (which may be set off against amounts owing to the Company by Aristek Properties), and management fees payable by Aristek Properties to the Company, the net amount of which, as of September 30, 1995, was $1,707,000. The face amount of these net receivables (including accrued interest) as of September 30, 1995, was $4,339,000 Because of the uncertainties as to their collectibility, however, they are reflected in the Company's books and financial statements at $1,600,000, net of a $1,032,000 allowance for doubtful accounts and the $1,707,000 net amount not reflected in the Company's books and financial statements.

  The audit report of the Company's independent public accountants, Hein + Associates, LLP, with respect to the Company's financial statements included in its Annual Report to Stockholders for the year ended December 31, 1994, included a "going-concern" qualification, and the Company anticipates that its independent public accountants' audit report with respect to its financial statements to be included in its Annual Report to Stockholders for the year ended December 31, 1995 will be similarly qualified. The Company's financial statements are prepared on the assumption that the Company will continue as a going concern, i.e., that it will realize its assets and liquidate its liabilities in the normal course of business. Given that the Company has suffered losses of over $2,000,000 since the end of 1989, and that it is anticipated that it will need additional investment of cash to fund its operations, the Company's independent public accountants have stated that there is substantial doubt as to the ability of the Company to continue as a going concern.

  Given this substantial doubt as to the ability of the Company to continue as a going concern, the Board of Directors does not believe that book value, which is computed on the basis the assumption that the Company will continue as a going concern, provides a reliable measure of the fair value of the Common Stock. Accordingly, the Board of Directors did not assign any material weight to this factor in determining the fairness of the proposed Reverse Stock Split.

  Going-Concern Value. As noted under the caption "Book Value" above, there is substantial doubt as to the ability of the Company to continue as a going concern. Accordingly, the Board of Directors did not assign any weight to this factor in determining the fairness of the proposed Reverse Stock Split.

  Liquidation Value. The Company has no current plan to effect any liquidation of the Company. See "Special Factors--Conduct of the Company's Business after the Reverse Stock Split--Absence of Planned Extraordinary Transactions." As described above under the caption "Book Value," the Company's primary asset consists of net receivables from Aristek Properties and MV-I. The Board of Directors believes that the Company would not be able to realize the full value of these receivables through liquidation, because it is unlikely that any buyer would purchase these receivables except at a steep discount from their face value, and that to realize the full value of the Aristek Properties and MV-I net receivables, it is necessary that MV-I successfully complete the second stage of the development process with respect to the Monte Vista. See "Special Factors-- The Company--Development Activities" above.

  ABSENCE OF INDEPENDENT THIRD-PARTY VALUATION OR ARMS'-LENGTH NEGOTIATION. The Company has not received any report, opinion, or appraisal from any outside party that is materially related to the proposed Reverse Stock Split. In light of the circumstances, including the directors' knowledge of and familiarity with the Company's own business, financial condition, operating results, cash flows, assets, liabilities, and prospects, as well as with general economic, industry, and market conditions and prospects, the wide variety of factors considered in connection with its evaluation of the fairness of the proposed Reverse Stock Split, the Board of Directors did not consider it necessary to retain either an investment bank or other financial adviser to render a report or opinion with respect to the fairness of the proposed Reverse Stock Split to the Company or its stockholders or an unaffiliated representative to represent the unaffiliated stockholders of the Company in negotiating the terms of the Reverse Stock Split. The primary factor considered by the Board of Directors in determining not to retain the services of such a financial adviser or unaffiliated representative was its belief that the cost of such services would be excessive relative to the size of the transaction and the potential benefits to the Company and its stockholders.

  ABSENCE OF FIRM OFFERS FOR ALTERNATIVE TRANSACTIONS. The Company is not aware of any firm offers made by any unaffiliated persons during the preceding eighteen months for the merger or consolidation of the Company with or into such person or of such person with the Company, for the sale or other transfer of all or any substantial portion of the Company's assets, or for securities of the Company that would enable the holder thereof to exercise control of the Company.

  POTENTIAL CONFLICTS OF INTEREST. The directors of the Company are Craig M. Bollman, Jr., the Company's President, Chairman of the Board of Directors, and majority stockholder, Phyllis A. Bollman, Mr. Bollman's spouse, and Taylor M. Bollman, Mr. Bollman's son. Craig M. Bollman, Jr., who owns or controls approximately 67% of the outstanding shares of Common Stock, has advised the Company that he intends to elect to retain all such shares of New Common Stock after the Reverse Stock Split.

  As noted above, the Board of Directors did not retain either an investment bank or other financial adviser to render a report or opinion with respect to the fairness of the proposed Reverse Stock Split to the Company or its stockholders or an unaffiliated representative to represent the unaffiliated stockholders of the Company in negotiating the terms of the Reverse Stock Split.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  THE COMPANY HAS NOT SOUGHT, AND DOES NOT INTEND TO SEEK A RULING FROM THE INTERNAL REVENUE SERVICE OR AN OPINION OF COUNSEL AS TO ANY TAX CONSEQUENCES OF THE PROPOSED REVERSE STOCK SPLIT. THE FOLLOWING DISCUSSION SUMMARIZES CERTAIN FEDERAL INCOME TAX CONSEQUENCES THAT THE COMPANY BELIEVES WOULD RESULT TO STOCKHOLDERS WHO ARE RESIDENTS OF THE UNITED STATES AS A CONSEQUENCE OF THE REVERSE STOCK SPLIT. THIS DISCUSSION IS BASED ON CURRENT LAW AS OF THE DATE OF THIS PROXY STATEMENT AND DOES NOT TAKE INTO ACCOUNT ANY SPECIAL RULES THAT MAY AFFECT THE TREATMENT OF PARTICULAR STOCKHOLDERS, SUCH AS DEALERS IN SECURITIES, TAX-EXEMPT ENTITIES, NON-RESIDENT ALIENS, OR FOREIGN CORPORATIONS. THIS DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY, WITHOUT REFERENCE TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY SPECIFIC STOCKHOLDER. EACH STOCKHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES IN HIS OWN CIRCUMSTANCES, AND WITH RESPECT TO THE EFFECTS OF APPLICABLE STATE, LOCAL, AND FOREIGN TAX LAWS AS TO WHICH NO INFORMATION IS PROVIDED HERE.

  TAX CONSEQUENCES TO THE COMPANY. The proposed Reverse Stock Split is intended to qualify for federal income tax purposes as a tax-free reorganization of the Company pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Company does not expect that it will experience any tax consequences as a result of the Reverse Stock Split.

  TAX CONSEQUENCES TO STOCKHOLDERS. The following discussion assumes each stockholder holds his shares of Old Common Stock as a capital asset.

  Exchange of Old Common Stock Solely for New Common Stock. A stockholder who exchanges all of his Old Common Stock solely for New Common Stock will not recognize any gain or loss on the exchange. The aggregate tax basis of the New Common Stock received will be equal to the aggregate tax basis of the Old Common Stock exchanged, and the holding period of the New Common Stock received will include the holding period of the Old Common Stock exchanged.

  Exchange of Old Common Stock Solely for Cash. A stockholder who exchanges all of his Old Common Stock (or full or fractional shares of New

Common Stock received in respect of Old Common Stock as a result of the Reverse Stock Split) received in the transaction for cash will, assuming he is not treated as owning any other New Common Stock immediately after the Reverse Stock Split, recognize capital gain or loss equal to the difference between the basis of the Old Common Stock surrendered and the cash received. Such capital gain or loss will be long-term capital gain or loss, if the stockholder's holding period for his Old Common Stock exceeds one year, and otherwise will be short-term capital gain or loss.

  For this purpose, stock "owned" immediately after the Reverse Stock Split will include stock actually owned as well as stock constructively owned pursuant to the rules of Section 318 of the Code (which in general attributes to a taxpayer stock owned by certain related individuals and entities and stock that the taxpayer has the right to acquire upon the exercise of options). In the event such a stockholder actually or constructively owns shares of New Common Stock immediately after the Reverse Stock Split, it is unclear whether the holder will automatically recognize capital gain or loss or instead be required to treat the entire amount of the cash received as a dividend. Such a holder may be required to treat the entire amount of the cash received as a dividend unless the redemption of the stockholder's shares is a substantially disproportionate redemption of stock with respect to such stockholder or is not essentially equivalent to a dividend, in each case under rules similar to the rules of Sections 356(a)(2) and 302 of the Code.

  BACKUP WITHHOLDING. Each stockholder who receives cash in lieu of shares of New Common Stock will be required to provide the Company with a correct Taxpayer Identification Number on the Form W-9 or substitute Form W-9 included with the Letters of Transmittal and to certify that he is not subject to backup withholding. FAILURE TO PROVIDE THE INFORMATION AND CERTIFICATION ON THE FORM W-9 (OR SUBSTITUTE FORM W-9) MAY SUBJECT THE STOCKHOLDER TO 31% FEDERAL INCOME TAX BACKUP WITHHOLDING WITH RESPECT TO ANY CASH PAYMENT FOR THE STOCKHOLDER'S SHARES OF NEW COMMON STOCK.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information with respect to beneficial ownership of shares of Old Common Stock as of September 30, 1996 by (i) each person or group who is known by the Company to own beneficially more than 5% of the issued and outstanding shares of Common Stock as of that date, (ii) each director and each executive officer of the Company, and (iii) all directors and executive officers of the Company, as a group. Except as otherwise indicated below, to the best of the Company's knowledge each person listed below has sole voting and investment power with respect to his shares of Common Stock, except to the extent that such power may be with his or her spouse under applicable law.

                                        Shares Beneficially Owned
                                        --------------------------
Name                                    Number    Percent of Class
----                                    ------    ----------------
Craig M. Bollman, Jr.                  7,036,940*         67.1*
c/o Homefree Village
  Resorts, Inc.
1400 S. Colorado Boulevard, Suite 410
Denver, Colorado  80222

Phyllis A. Bollman                     7,036,940*         67.1*
c/o Homefree Village
  Resorts, Inc.
1400 S. Colorado Boulevard, Suite 410
Denver, Colorado  80222

All directors and executive            7,036,940*         67.1*
  officers, as a group

* Includes 6,325,288 shares held by Craig M. Bollman, Jr. Also includes 711,652 shares held by the Aristek Foundation, with respect to which Mr. Bollman has sole voting and investment power, but in which he has no pecuniary interest. Mrs. Bollman disclaims beneficial ownership of the shares held by Mr. Bollman, and each of Mr. and Mrs. Bollman disclaims beneficial ownership of the shares held by the Aristek Foundation.

FINANCIAL INFORMATION.

  The financial information required herein is hereby incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994, and its Quarterly Reports on Form 10-Q for the quarters ended March, 31, June 30, and September 30, 1995, copies of which are enclosed herewith.


OTHER INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE

  Pursuant to the Exchange Act, the Company files with the SEC periodic reports and other documents relating to its business, financial condition, and other matters. In connection with the Reverse Stock Split, the Company has filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3. The Schedule 13e-3, including exhibits, and other filings made by the Company as described above, may be inspected without charge, and copies may be obtained at prescribed rates, at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Schedule 13e-3 is also available for inspection and copying during normal business hours at the principal executive offices of the Company at 1400 S. Colorado Boulevard, Suite 410, Denver, Colorado 80222.

                                                                       EXHIBIT A


                           CERTIFICATE OF AMENDMENT
                                    TO THE
                         CERTIFICATE OF INCORPORATION
                       OF HOMEFREE VILLAGE RESORTS, INC.

                  Incorporated under the name "Metrix, Inc."
                  pursuant to a Certificate of Incorporation
          filed with the Secretary of State of the State of Delaware
                             on February    , 1972
                             ---------------------

  Homefree Village Resorts, Inc. (the "Company"), a Delaware corporation, hereby certifies as follows:

  FIRST. The total number of shares of Common Stock, $0.001 par value per share, that the Company is authorized to issue is hereby reduced from 15,000,000 shares to 10,000 shares.

  SECOND. Upon filing of this Certificate of Amendment, each share of the Company's Common Stock, $.001 par value per share, issued and outstanding or held in treasury immediately prior to such filing ("Old Common Stock") shall be combined into and reclassified as, and shall become, one hundred thousandth (1/100,000) of one fully paid and non-assessable share of the Company's Common Stock, $0.001 par value per share ("New Common Stock"). Until surrendered, the certificates formerly representing the shares of Old Common Stock, that have been combined and recla ssified in accordance with the foregoing shall thereafter represent the shares of New Common Stock that they have been combined into and reclassfied as in accordance with the foregoing.

  THIRD. The Company in its discretion may, but shall not be required to, issue fractional shares of New Common Stock (whether as a result of the combination and reclassification of shares hereby effected or otherwise). If the Company determines not to issue fractional shares to any person or entity who would otherwise be entitled thereto, it may in lieu thereof pay in cash the fair value of such fractional shares, as determined by the Company's Board of Directors, whose determination shall be conclusive and binding on all persons and entities. Without limiting the generality of the foregoing, the Company in its discretion may, but shall not be required to, issue fractional shares to any person or entity holding at least one whole share of New Common Stock after such reverse stock split and may pay cash in lieu of fractional shares to any person or entity holding less than one whole share of New Common Stock.

  The foregoing amendments were duly adopted in accordance with Sections 228 and 242 of the Delaware General Corporation Law, and written notice thereof has been given as provided in Section 228(d) thereof.

  Executed on ____________, 19___.

                                       HOMEFREE VILLAGE RESORTS, INC.



                                       By____________________________
                                          Authorized Officer

                             LETTER OF TRANSMITTAL


                 To Accompany Certificates Representing Shares
           of the Old Common Stock of Homefree Village Resorts, Inc.
             to be Exchanged for Certificates representing Shares
            of New Common Stock or Cash Payments in Lieu of Shares


STOCKHOLDERS: PLEASE READ CAREFULLY THE IMPORTANT INSTRUCTIONS ON THE LAST PAGE OF THIS LETTER OF TRANSMITTAL.


                                                   List of Certificates Enclosed
                                                   and Number of Shares of Old
Name and Address                                   Common Stock Represented
of Registered Owner                                by Each Certificate
-------------------                                -------------------

                                                   Cert. No.       No. Shares
                                                   ---------       ----------


To: American Stock Transfer & Trust Company
    40 Wall Street
    New York, New York  10005
    Attention:  Tammy Davis

  Pursuant to the Information Statement dated ____________, 1996, of Homefree Village Resorts, Inc. (the "Company") with respect to the one-for-100,000 Reverse Stock Split described therein, enclosed are the above-listed stock certificates, to be exchanged for stock certificates representing shares of New Common Stock or cash payments in lieu of such shares, in accordance with the following.


PART I   STOCKHOLDERS OF RECORD OF LESS THAN 100,000 SHARES OF OLD COMMON STOCK,
                                   ------------------------
         PLEASE COMPLETE THE FOLLOWING, AND DO NOT COMPLETE PART II BELOW:
                                               ---
  I, the undersigned stockholder of the Company, holding of record less than 100,000 shares of the Old Common Stock of the Company, hereby irrevocably elect as follows (check one box only):

[ ] To surrender my old stock certificate(s) and the shares of Old Common Stock represented thereby for a cash payment in an amount equivalent to $0.05 per share of Old Common Stock represented by such certificates. (Note: To avoid back-up withholding for federal income tax purposes, you must also enclose a Form W-9 or substitute Form W-9.)

[ ] I have purchased additional shares of Old Common Stock in the open market, in an amount that, when added to my current stockholdings of record, equals at least 100,000 shares of Old Common Stock (equivalent to one whole share of New Common Stock), and I am herewith surrendering the stock certificate(s) representing my Old Common Stock for a new stock certificate representing at least one whole share of New Common Stock.

    (NOTE: Stockholders electing to purchase additional shares of Old Common Stock in the open market should enclose their stock certificate(s) representing all shares of Old Common Stock owned by them (including newly purchased shares), for exchange for a new stock certificate representing New Common Stock.)

[ ] To surrender my stock certificate(s) representing shares of Old Common
    Stock, and a check for the purchase of additional Old Common Stock (at a purchase price of $0.05 per share of Old Common Stock, and subject to
                                                               ----------
    availability on a first-come, first-served basis as described in the
    ------------
    Information Statement) in an amount that, together with my current stockholdings of record, will equal 100,000 shares of Old Common Stock (the equivalent of one whole share of New Common Stock), for exchange for a new stock certificate representing New Common Stock.

     (NOTE: Stockholders so electing to purchase additional shares of Old Common Stock should enclose all of their stock certificate(s) representing shares of Old Common Stock, for exchange for a new stock certificate representing New Common Stock.)


PART II  STOCKHOLDERS OF RECORD OF AT LEAST 100,000 SHARES OF OLD COMMON STOCK,
                                   -----------------------
         PLEASE COMPLETE THE FOLLOWING, AND DO NOT COMPLETE PART I ABOVE:
                                               ---

  I, the undersigned stockholder of the Company, holding of record at least 100,000 shares of the Old Common Stock of the Company, hereby irrevocably elect as follows (check one box only):

[ ] To surrender my old stock certificate(s) and the shares of Old Common Stock represented thereby for a cash payment in an amount equivalent to $0.05 per share of Old Common Stock represented by such certificate(s). (Note: To avoid back-up withholding for federal income tax purposes, you must also enclose a Form W-9 or substitute Form W-9.)

[ ] To exchange my old stock certificate(s) for a new certificate representing the shares of New Common Stock into which the shares of Old Common Stock represented by my old stock certificate(s) are converted pursuant to the Reverse Stock Split.


  Please sign below exactly as your name appears on your stock certificate(s). If acting as attorney, executor, trustee, or in other representative capacity, please give full title as such. If stock is held jointly, both owners should sign.


Dated:_______________, 1996             _____________________________________
                                                      (Signature)
                                        Print name:

Dated:_______________, 1996             _____________________________________
                                          (Signature of joint owner, if any)
                                        Print name:

  STOCKHOLDER: PLEASE NOTE THE FOLLOWING IMPORTANT INSTRUCTIONS:

* ALL STOCK CERTIFICATES SUBMITTED SHOULD BE DULY INDORSED FOR TRANSFER TO THE COMPANY, WITH A MEDALLION SIGNATURE GUARANTY, WHICH MAY BE OBTAINED FROM MOST BANKS AND BROKERAGE FIRMS. DO NOT SEND IN YOUR STOCK CERTIFICATES WITHOUT A MEDALLION SIGNATURE GUARANTY, AS THEY WILL BE RETURNED TO YOU.

* THE COMPANY'S BOARD OF DIRECTORS MAY POSTPONE OR ABANDON THE PROPOSED REVERSE STOCK SPLIT AT ANY TIME PRIOR TO ITS CONSUMMATION, FOR ANY REASON, INCLUDING WITHOUT LIMITATION IF IN THE DIRECTORS' SOLE JUDGMENT, CONSUMMATION OF THE REVERSE STOCK SPLIT WOULD UNDULY DEPLETE THE COMPANY'S WORKING CAPITAL. IN SUCH EVENT, YOUR ENCLOSED STOCK CERTIFICATE(S) WILL BE RETURNED TO YOU.

* TO AVOID BACK-UP WITHHOLDING WITH RESPECT TO ANY CASH PAYMENT IN LIEU OF SHARES OF NEW COMMON STOCK, PLEASE COMPLETE, DATE, SIGN, AND RETURN THE ENCLOSED FORM W-9 OR SUBSTITUTE FORM W-9.